SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Divestment of minority stake to GEBBRAS

Rio de Janeiro, May 4, 2026, AXIA Energia S.A. (“Company” and “AXIA Energia”) hereby informs that it has entered into a Share Purchase Agreement with GEBBRAS Participações Ltda. (“GEBBRAS”), involving the sale of all 49% minority interests held by the Company in electric power transmission special purpose entities (SPEs).

The divested interests relate to the following SPEs: Goiás Transmissão S.A., MGE Transmissão S.A., Transenergia Renovável S.A., and Transenergia São Paulo S.A., whose transmission assets are in the states of Goiás, Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, and São Paulo, respectively.

Transmission line length	Concession term	Estimated net revenue 2027¹²	Estimated EBITDA 2027¹²	Net debt 2025
~1,086 km	Between 2039 and 2040	BRL 218 million	BRL 176 million	BRL 414 million

AXIA Energia will receive BRL 451.5 million from the sale of its stake in the SPEs.

The completion of the transaction is subject to customary market conditions precedent and adjustments and reinforces AXIA Energia’s commitment to the optimization of minority interests, capital discipline, and the simplification of its corporate structure, as provided for in its Strategic Plan

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.